

June 7, 2011

Via E-mail
Robert C. Sims
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway
Austin, TX 78759

   Re: Crossroads Systems, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed May 18, 2011
     File No. 333-172792

Dear Mr. Sims:

   We have reviewed your registration statement and response letter dated May 18, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated April 7, 2011.

Cover Page

1. Please expand the first paragraph to clarify that the prospectus also covers the exercise of warrants by investors who purchase warrants from selling warrant holders pursuant to the prospectus.

2. Please appropriately modify the statement that the selling security holders will receive all the proceeds from the sale of the offered securities, as the company will receive the proceeds from warrant exercises by transferees of the warrants who acquire them from the selling warrant holders.

The Offering, page 4

3. Please reconcile the information regarding the number of common shares outstanding as of May 6, 2011 (42,463,232) to the shares outstanding at the most recent balance sheet date included in the filing (43,282,290). Provide a breakdown of the common share issuances since January 31, 2011 and reconcile to the information provided in your Recent Sale of Unregistered Securities disclosures. In addition, tell us how you considered including a discussion of such issuances in your Subsequent Events footnote disclosures.

Business

Customers, page 44

4.   We will review your application for confidential treatment submitted May 19, 2011, and comments relating thereto, if any, will be promptly submitted under separate cover. In connection with our review of the application for confidential treatment, we may issue comments that relate to the prospectus text concerning your agreement with HP. Please note that any issues relating to an application for confidential treatment must be resolved prior to effectiveness of your registration statement.

Financial Statements for the Three Months Ended January 31, 2011

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-5

5.   We note the company adopted ASU 2009-13 and 2009-14 on a prospective basis effective November 1, 2010. Clarify to which arrangements you are applying this new guidance. We further note your reference to the various methodologies used to determine the estimated selling price for each deliverable in your multiple element arrangements (i.e. VSOE, TPE or ESP); however, it is unclear from your disclosures which of these methodologies you are actually using. Please tell us how frequently you are able to determine the best estimate of selling price based on VSOE versus how often you rely on ESP. If a significant number of your arrangements require the use of ESP, explain further the factors you noted in determining the estimated selling price for your deliverables and discuss how those factors and other inputs are used in the estimation process and what other trends and techniques are incorporated into the analysis.

6.   We further note your disclosures indicating that the company determines VSOE for PCS based upon renewal pricing for PCS. Please clarify whether you are referring to PCS in your hardware or software contracts and tell us whether this methodology for establishing VSOE differs from that which you disclose in the footnotes to your audited financial statements. In this regard, you previously indicated that VSOE for PCS in your software arrangements is based on the price charged when sold separately. It is unclear if your current reference to renewal pricing is the same as separate sales or if you are referring to stated renewal rates included in the contracts. If the latter is true, tell us how often your customers actually renew at the renewal rate stated in the contract. Also, tell us your typical stated renewal rates or range of rates and clarify how you determined that the stated rates are substantive. If you are not referring to stated renewal rates than revise your disclosures accordingly to clarify your reference.

Financial Statements for the Years Ended October 31, 2010

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Product Revenue – Software, page F-20

7.   We note from your response to prior comment 11 that you price your service contracts as
        a percentage of the license cost, which typically range between 12% to 18%. Please
        clarify what you mean by "typically." In this regard, tell us what percentage of your
        contracts actually fall within this range and how you determined that such amount
        represents VSOE of fair value for such services.

8.   Your response to prior comment 11 also indicates that the same method is used when
        selling any length of contract. Please clarify how you price the support contracts that
        have a term greater than one year. In this regard, tell us whether you price such
        arrangements at rates of 12% to 18% for each year of the support contract term. If not,
        describe your methodology and explain further how you establish VSOE of fair value for
        services when the term is greater than one year.

Royalty and Other Revenue, page F-20

9.   Your response to prior comment 13 indicates your IP Settlements are the result of
        aggressively defending your patents as a line of business. You further state that you
        required all companies using your Intellectual Property to submit shipment data. With
        regards to this information, please explain further the following:
        • Tell us the amount of revenues earned from these IP Settlement agreements for each
          period presented;
        • Tell us whether you required the shipment data from your existing customers or
          whether you actively sought out companies that were infringing on your technology
          and requested that they submit this information;
        • Clarify whether you obtained this information and the ultimate IP Settlement only
          after entering into or threatening patent infringement litigation with these companies;
        • Describe in further detail the terms, obligations and rights associated with the IP
          Settlement agreements;
        • You indicate that the Settlements include revenue associated with past shipments as
          well as licenses to future use of your technology. Tell us how you considered
          whether these arrangements also included a settlement piece related to the litigation
          settlement, if any. Also, tell us how you considered the allocation guidance of ASC
          605-25-25, by analogy, with regards to bifurcating such elements;
        • Tell us how you determined the value of each element; and

- Please cite the specific accounting guidance you considered in accounting for the IP Settlement arrangements.

Recently Issued Accounting Pronouncements, page F-22

10. We note from your disclosures on page F-23 that the company evaluated the financial statements for subsequent events through May 18, 2011. Revise to state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 850-10-50-1.

Note 3. Inventory, page F-24

11. We note your response to prior comment 16 and your revisions to remove the inventory allowance from your Schedule II valuation analysis. Please also revise to remove reference to the inventory allowance in Note 3 to your financial statements. In addition, in an effort to avoid confusion, revise your disclosures in the critical accounting policy discussion to refer to the impairment of inventory rather than the inventory allowance.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462, with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
       Douglas M. Berman
       Hunton & Williams LLP